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                                                                    EXHIBIT 23.1

                               CONSENT OF KPMG LLP

The Board of Directors
General Magic, Inc

We consent to incorporation by reference in the post-effective amendment No. 2 to the registration statement on Form S-3 (No. 333-79857) of General Magic, Inc. of our report dated January 28, 2000, relating to the consolidated balance sheets of General Magic, Inc. (a development stage enterprise) and subsidiary as of December 31, 1999 and 1998, and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for each of the years in the three-year period ended December 31, 1999, and for the period from May 1, 1990 (inception) to December 31, 1999, which report appears in the December 31, 1999 annual report on Form 10-K/A of General Magic, Inc.

We also consent to the reference to our firm under the heading "Experts" in the Prospectus.

Mountain View, California
January 29, 2001